# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Paramount Group, Inc., CIK 0001605607
CUSIP: 69924R108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0002068600
Persons authorized to receive notices and communications: Karim Malas, Saray Capital (DIFC) Limited Office C406, Burj Daman, DIFC, PO Box 507197, Dubai, United Arab Emirates (C0), -, 971 4 272 8166

## Reporting persons
- Saray Value Fund SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,273,504; sole dispositive power 0; shared dispositive power 11,273,504; aggregate amount beneficially owned 11,273,504 (5.14% of the class)
  Comment: *Calculated based on 219,225,083 shares of the Common Stock outstanding as of April 15, 2025, as reported in Paramount Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities Exchange Commission on April 30, 2025.
- Saray Capital (DIFC) Ltd (CIK 0002068600): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,273,504; sole dispositive power 0; shared dispositive power 11,273,504; aggregate amount beneficially owned 11,273,504 (5.14% of the class)
  Comment: *Calculated based on 219,225,083 shares of the Common Stock outstanding as of April 15, 2025, as reported in Paramount Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities Exchange Commission on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Paramount Group, Inc.
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Paramount Group, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: The persons filing this statement are Saray Value Fund SPC, a segregated portfolio company organized under the laws of the Cayman Islands ("Saray SPC"), and Saray Capital (DIFC) Limited, a private company organized under the laws of the Dubai International Financial Centre and regulated by the Dubai Financial Services Authority ("Saray Capital" and, together with Saray SPC, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Person or any other person.
Residence or business address:
The principal business address of Saray SPC is One Nexus Way, Grand Cayman KY 1-9005, Cayman Islands.
The principal business address of Saray Capital is Unit C406, Burj Daman, Al-Mustaqbal Street, Dubai International Financial Center, Dubai, United Arab Emirates.
Present principal occupation or employment: Saray Capital is the investment manager of Saray SPC and, as such, is deemed to share voting power and dispositive power with respect to all Common Stock held by Saray SPC. The principal business of Saray Capital is investment management. The principal business of Saray SPC is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Saray SPC is organized under the laws of the Cayman Islands. Saray Capital is organized under the laws of the Dubai International Financial Centre and regulated by the Dubai Financial Services Authority.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Saray SPC, on behalf of and for the account of Saray Core Value SP as one of its segregated portfolios, acquired all of the shares of Common Stock in open market transactions for an aggregate purchase price of approximately $50,491,198. The sources of funds used by Saray SPC to purchase the shares of Common Stock is its capital. No part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses set forth in Items 3 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine to (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by them through public offerings, private transactions or otherwise, or (iii) take any other available course of action.

From time to time, the Reporting Persons, intend to engage in discussions with the Board of Directors of the Issuer and /or members of the Issuer's management team concerning a broad range of operational and strategic matters, including the Issuer's business, operations, capital structure, governance, management and strategy, as well as potential financings, business combinations, strategic alternatives and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including the following; the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer,

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 11,273,504 shares of Common Stock, representing approximately 5.14% of the outstanding shares of Common Stock, based on 219,225,083 shares of Common Stock outstanding as of April 15, 2025.

Saray SPC has (i) the sole power to vote or direct the vote of zero shares of Common Stock, (ii) the shared power to vote or direct the vote of 11,273,504 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of zero shares of Common Stock and (iv) the shared power to dispose or direct the disposition of 11,273,504 shares of Common Stock.

Saray Capital has (i) the sole power to vote or direct the vote of zero shares of Common Stock, (ii) the shared power to vote or direct the vote of 11,273,504 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of zero shares of Common Stock and (iv) the shared power to dispose or direct the disposition of 11,273,504 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as otherwise provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement

## Signatures
- Saray Value Fund SPC: /s/ Karim Malas, Karim Malas/Chief Financial Officer (05/20/2025)
- Saray Capital (DIFC) Ltd: /s/ Karim Malas, Karim Malas/Chief Financial Officer (05/20/2025)